Exhibit 99.1

# ITW Reports Second Quarter 2015 Financial Results

- **Diluted EPS of $1.30, up 7 percent**
- **Record operating margin of 21.3 percent, up 80 basis points; Enterprise Initiatives contributed 100 basis points**
- **Company raises full-year guidance to $5.07 to $5.23 per share, up 10 percent at the midpoint**

GLENVIEW, Ill., July 22, 2015 (GLOBE NEWSWIRE) -- Illinois Tool Works Inc. (NYSE:ITW) today reported second quarter 2015 diluted earnings per share (EPS) from continuing operations of $1.30, a 7 percent increase compared to the year-ago period.  Excluding the $(0.12) impact of currency translation, EPS would have been up 17%.  Organic revenue growth was up slightly in the quarter as continued strong organic growth performance in our Automotive OEM and Food Equipment segments along with improving demand trends in our Construction Products business were offset by the impact of the soft capital spending environment on our Welding and Test & Measurement and Electronics segments.  In addition, the implementation of the company's ongoing product line simplification (PLS) initiative reduced enterprise-level organic revenue growth by 1 percentage point in the quarter.

"ITW continues to execute very well in the face of an external operating environment that remains challenging on a number of levels.  In the second quarter, the company delivered solid EPS growth with record operating margin of 21.3 percent and after-tax return on invested capital above 20 percent," said E. Scott Santi, chairman and chief executive officer. "Consistent with our strategy and despite the challenging near-term macro environment, we continue to focus on and invest in executing the steps necessary to position the company to deliver solid above-market organic growth.  As we transition into the back-half of our current five-year Enterprise Strategy, we remain firmly on track to achieve our 2017 and beyond organic growth target of 200 basis points or more above global GDP."

## Second quarter 2015 enterprise highlights*

- Organic revenue was up slightly for the total company.  Growth was positive for both North America and International, with Europe up 2 percent.  As expected, the ongoing PLS activities associated with the portfolio management component of ITW's Enterprise Strategy reduced organic revenue growth by approximately 1 percentage point. Total revenues of $3.4 billion were down 8 percent due to the impact of foreign currency translation.
- Operating margin increased 80 basis points to a record 21.3 percent.  Enterprise Initiatives contributed 100 basis points.
- After-tax return on invested capital also improved 80 basis points to 20.3 percent.

## Second quarter 2015 segment performance*

- Construction Products organic revenue increased 6 percent in the quarter driven by 15 percent growth in North America.  Operating margin was up 170 basis points to 19.9 percent.
- Automotive OEM organic revenue growth of 6 percent outpaced flat second quarter worldwide auto builds. Organic revenue increased 10 percent in Europe, 5 percent in North America and 8 percent in China. Operating margin of 24.5 percent was up 80 basis points.
- Food Equipment organic revenue increased 4 percent, due largely to 9 percent growth in North American equipment sales. Operating margin of 22.0 percent was an increase of 250 basis points.
- Welding organic revenue declined by 6 percent while Test & Measurement and Electronics fell 5 percent (Test & Measurement platform down 7 percent) due to the soft capital spending environment and oil and gas end markets.

## Guidance

The company is raising its 2015 full-year EPS guidance by $0.05 at the midpoint to reflect second quarter results and current exchange rates. The updated EPS range is $5.07 to $5.23, an increase of 10 percent at the $5.15 midpoint.  Excluding the negative currency impact, full-year EPS would be up 18 percent at the midpoint. Organic revenue growth for the year is projected to be approximately 1 percent, which includes 1 percentage point of impact from PLS. Operating margin is projected to exceed 21 percent, an increase of more than 100 basis points year-over-year, largely driven by Enterprise Initiatives.  The company expects this strong margin performance to offset modestly lower revenue expectations through the balance of the year. For the third quarter 2015, the company is expecting EPS to be in a range of $1.32 to $1.40 and operating margin to be approximately 22 percent.  Third quarter organic revenue is forecast to be flat to up 1 percent.

*All comparisons are to the prior year period.

## Forward-looking statement

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding organic and total revenue growth, impact of foreign currency translation, operating margins and diluted income per share from continuing operations. These statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated. Such factors include those contained in ITW's Form 10-K for 2014 and Form 10-Q for the first quarter 2015. The attached tables include a calculation of ROIC, a non-GAAP measure.

**About ITW**

ITW is a Fortune 200 global diversified industrial manufacturer of value added consumables and specialty equipment with related service businesses. The Company focuses on solid growth, improving profitability and strong returns across its worldwide platforms and divisions. These divisions serve customers and markets around the globe, with a significant presence in developed as well as emerging markets. ITW's revenues totaled $14.5 billion in 2014.

## ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
## STATEMENT OF INCOME (UNAUDITED)

| In millions except per share amounts | | Three Months Ended June 30, | | | Six Months Ended June 30, | |
|---|---|---|---|---|---|---|
| | | **2015** | **2014** | | **2015** | **2014** |
| Operating Revenues | $ | 3,434 | $ 3,719 | $ | 6,776 | $ 7,288 |
| Cost of revenues | | 2,024 | 2,219 | | 3,994 | 4,377 |
| Selling, administrative, and research and development expenses | | 622 | 677 | | 1,238 | 1,359 |
| Amortization of intangible assets | | 58 | 60 | | 117 | 122 |
| Operating Income | | 730 | 763 | | 1,427 | 1,430 |
| Interest expense | | (55) | (64) | | (109) | (128) |
| Other income (expense) | | 21 | 7 | | 42 | 16 |
| Income from Continuing Operations Before Income Taxes | | 696 | 706 | | 1,360 | 1,318 |
| Income Taxes | | 216 | 212 | | 422 | 396 |
| Income from Continuing Operations | | 480 | 494 | | 938 | 922 |
| Income from Discontinued Operations | | — | 998 | | — | 1,043 |
| Net Income | $ | 480 | $ 1,492 | $ | 938 | $ 1,965 |
| | | | | | | |
| Income Per Share from Continuing Operations: | | | | | | |
| Basic | $ | 1.31 | $ 1.22 | $ | 2.53 | $ 2.23 |
| Diluted | $ | 1.30 | $ 1.21 | $ | 2.51 | $ 2.22 |
| Income Per Share from Discontinued Operations: | | | | | | |
| Basic | $ | — | $ 2.47 | $ | — | $ 2.52 |
| Diluted | $ | — | $ 2.45 | $ | — | $ 2.50 |
| Net Income Per Share: | | | | | | |
| Basic | $ | 1.31 | $ 3.69 | $ | 2.53 | $ 4.76 |
| Diluted | $ | 1.30 | $ 3.66 | $ | 2.51 | $ 4.72 |
| | | | | | | |
| Shares of Common Stock Outstanding During the Period: | | | | | | |
| Average | | 366.2 | 404.7 | | 371.4 | 413.3 |
| Average assuming dilution | | 368.4 | 407.6 | | 373.8 | 416.3 |

## FREE OPERATING CASH FLOW (UNAUDITED)

| In millions | | Three Months Ended June 30, | | | Six Months Ended June 30, | |
|---|---|---|---|---|---|---|
| | | **2015** | **2014** | | **2015** | **2014** |
| Net cash provided by operating activities | $ | 448 | $ 573 | $ | 890 | $ 887 |
| Less: Additions to plant and equipment | | (64) | (78) | | (147) | (146) |
| Free operating cash flow | $ | 384 | $ 495 | $ | 743 | $ 741 |

## ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
## STATEMENT OF FINANCIAL POSITION (UNAUDITED)

| In millions | | June 30, 2015 | | December 31, 2014 |
|---|---|---:|---|---:|
| **Assets** | | | | |
| Current Assets: | | | | |
| Cash and equivalents | $ | 2,858 | $ | 3,990 |
| Trade receivables | | 2,412 | | 2,293 |
| Inventories | | 1,191 | | 1,180 |
| Deferred income taxes | | 185 | | 212 |
| Prepaid expenses and other current assets | | 387 | | 401 |
| Total current assets | | 7,033 | | 8,076 |
| | | | | |
| Net plant and equipment | | 1,636 | | 1,686 |
| Goodwill | | 4,543 | | 4,667 |
| Intangible assets | | 1,679 | | 1,799 |
| Deferred income taxes | | 298 | | 301 |
| Other assets | | 1,159 | | 1,149 |
| | $ | 16,348 | $ | 17,678 |
| | | | | |
| **Liabilities and Stockholders' Equity** | | | | |
| Current Liabilities: | | | | |
| Short-term debt | $ | 819 | $ | 1,476 |
| Accounts payable | | 533 | | 512 |
| Accrued expenses | | 1,147 | | 1,287 |
| Cash dividends payable | | 178 | | 186 |
| Income taxes payable | | 61 | | 64 |
| Deferred income taxes | | 8 | | 8 |
| Total current liabilities | | 2,746 | | 3,533 |
| | | | | |
| Noncurrent Liabilities: | | | | |
| Long-term debt | | 6,994 | | 5,981 |
| Deferred income taxes | | 363 | | 338 |
| Other liabilities | | 939 | | 1,002 |
| Total noncurrent liabilities | | 8,296 | | 7,321 |
| | | | | |
| Stockholders' Equity: | | | | |
| Common stock | | 6 | | 6 |
| Additional paid-in-capital | | 1,113 | | 1,096 |
| Income reinvested in the business | | 17,755 | | 17,173 |
| Common stock held in treasury | | (12,526) | | (10,798) |
| Accumulated other comprehensive income | | (1,046) | | (658) |
| Noncontrolling interest | | 4 | | 5 |
| Total stockholders' equity | | 5,306 | | 6,824 |
| | $ | 16,348 | $ | 17,678 |

## ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
## ADJUSTED RETURN ON AVERAGE INVESTED CAPITAL (UNAUDITED)

| Dollars in millions | Three Months Ended June 30, | | | | Six Months Ended June 30, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | 2015 | | 2014 | | 2015 | | 2014 |
| Operating income | $ | 730 | $ | 763 | $ | 1,427 | $ | 1,430 |
| Tax rate | | 31.0% | | 30.0% | | 31.0% | | 30.0% |
| Income taxes | | (226) | | (229) | | (443) | | (429) |
| Operating income after taxes | $ | 504 | $ | 534 | $ | 984 | $ | 1,001 |
| | | | | | | | | |
| Invested capital: | | | | | | | | |
| Trade receivables | $ | 2,412 | $ | 2,598 | $ | 2,412 | $ | 2,598 |
| Inventories | | 1,191 | | 1,305 | | 1,191 | | 1,305 |
| Net plant and equipment | | 1,636 | | 1,700 | | 1,636 | | 1,700 |
| Goodwill and intangible assets | | 6,222 | | 6,780 | | 6,222 | | 6,780 |
| Accounts payable and accrued expenses | | (1,680) | | (1,961) | | (1,680) | | (1,961) |
| Other, net | | 480 | | (69) | | 480 | | (69) |
| Total invested capital | $ | 10,261 | $ | 10,353 | $ | 10,261 | $ | 10,353 |
| | | | | | | | | |
| Average invested capital | $ | 10,062 | $ | 11,504 | $ | 10,138 | $ | 11,815 |
| Adjustment for Wilsonart (formerly the Decorative Surfaces segment) | | (120) | | (157) | | (127) | | (159) |
| Adjustment for Industrial Packaging | | — | | (409) | | — | | (771) |
| Adjusted average invested capital | $ | 9,942 | $ | 10,938 | $ | 10,011 | $ | 10,885 |
| Annualized adjusted return on average invested capital | | 20.3% | | 19.5% | | 19.7% | | 18.4% |

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
SEGMENT DATA (UNAUDITED)

| For the Three Months Ended June 30, 2015 | | | | % F(U) vs. prior year | | |
| --- | --- | --- | --- | --- | --- | --- |
| (Dollars in millions) | Total Revenue | Operating Income | Operating Margin | Total Revenue | Organic Revenue | Operating Margin |
| Automotive OEM | $ 649 | $ 159 | 24.5 % | (3.4 )% | 6.0 % | 0.8 % |
| Test & Measurement and Electronics | 496 | 79 | 16.1 % | (11.0 )% | (4.9 )% | 0.9 % |
| Food Equipment | 518 | 114 | 22.0 % | (3.6 )% | 4.2 % | 2.5 % |
| Polymers & Fluids | 446 | 94 | 20.9 % | (11.9 )% | (1.6 )% | 1.3 % |
| Welding | 426 | 111 | 26.1 % | (9.4 )% | (6.0 )% | (0.2 )% |
| Construction Products | 419 | 84 | 19.9 % | (5.7 )% | 5.8 % | 1.7 % |
| Specialty Products | 486 | 115 | 23.5 % | (9.9 )% | (3.4 )% | (0.7 )% |
| Intersegment | (6) | — | — % | — % | — % | — % |
| **Total Segments** | **3,434** | **756** | **22.0%** | **(7.6)%** | **0.2 %** | **1.0 %** |
| Unallocated | — | (26) | — % | — % | — % | — % |
| **Total Company** | **$ 3,434** | **$ 730** | **21.3%** | **(7.6)%** | **0.2 %** | **0.8 %** |

| For the Six Months Ended June 30, 2015 | | | | % F(U) vs. prior year | | |
| --- | --- | --- | --- | --- | --- | --- |
| (Dollars in millions) | Total Revenue | Operating Income | Operating Margin | Total Revenue | Organic Revenue | Operating Margin |
| Automotive OEM | $ 1,302 | $ 322 | 24.8 % | (2.7 )% | 6.3 % | 1.3 % |
| Test & Measurement and Electronics | 979 | 150 | 15.4 % | (9.0 )% | (3.0 )% | 1.6 % |
| Food Equipment | 1,013 | 226 | 22.3 % | (3.4 )% | 4.1 % | 3.2 % |
| Polymers & Fluids | 887 | 182 | 20.5 % | (10.0 )% | (1.0 )% | 2.4 % |
| Welding | 859 | 228 | 26.5 % | (8.0 )% | (4.6 )% | 0.5 % |
| Construction Products | 800 | 147 | 18.3 % | (7.0 )% | 4.2 % | 1.8 % |
| Specialty Products | 948 | 219 | 23.1 % | (10.6 )% | (4.5 )% | 0.5 % |
| Intersegment | (12) | — | — % | — % | — % | — % |
| **Total Segments** | **6,776** | **1,474** | **21.7%** | **(7.0)%** | **0.4 %** | **1.6%** |
| Unallocated | — | (47) | — % | — % | — % | — % |
| **Total Company** | **$ 6,776** | **$ 1,427** | **21.1%** | **(7.0)%** | **0.4 %** | **1.5%** |